UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*


                              Empire Resorts, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   292052 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                         Concord Associates, L.P.
                         c/o Cappelli Enterprises, Inc.
                         115 Stevens Avenue
                         Valhalla, NY 10595
                         Attention: Louis R. Cappelli

                         With a copy to:

                         Herrick, Feinstein LLP
                         2 Park Avenue
                         New York, NY 10016
                         Attention: Stephen M. Rathkopf, Esq.


--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 20, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




        Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 292052 10 7
--------------------------------------------------------------------------------

        1.   Name of Reporting Persons: Concord Associates, L.P.

             I.R.S. Identification Nos. of above persons (entities only):
             13-4008929
--------------------------------------------------------------------------------

        2.   Check the Appropriate Box if a Member of a Group (See Instructions)

             (a) [ ]

             (b) [X]
--------------------------------------------------------------------------------

        3.   SEC Use Only
--------------------------------------------------------------------------------

        4.   Source of Funds: OO
--------------------------------------------------------------------------------

        5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

        6.   Citizenship or Place of Organization

             New York

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                     7.    Sole Voting Power: 0
                   -------------------------------------------------------------
Number of
Shares Bene-         8.    Shared Voting Power: 5,188,913 shares (1)
ficially by        -------------------------------------------------------------
Owned by Each
Reporting            9.    Sole Dispositive Power: 0
Person With        -------------------------------------------------------------

                     10.   Shared Dispositive Power: 5,188,913 shares (1)
--------------------------------------------------------------------------------

        11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
             5,188,913 shares (1)
--------------------------------------------------------------------------------

        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
--------------------------------------------------------------------------------

        13.  Percent of Class Represented by Amount in Row (11): 16.58% (2)
--------------------------------------------------------------------------------

        14.  Type of Reporting Person (See Instructions): PN

        (1) Includes the option to purchase 5,188,913 shares of Common Stock at $7.50 per share ("Option") which was granted by Empire Resorts, Inc. to Concord Associates, L.P. pursuant to the terms and provisions of the Stock Option Agreement, dated November 12, 2004, by and between Empire Resorts, Inc. and Concord Associates, L.P., as amended by Amendment No. 1 to Option Agreement, dated as of March 3, 2005 by and between Empire Resorts, Inc. and Concord Associates, L.P.

        (2) Based upon a total of 31,291,913 shares of Common Stock which, pursuant to Rule 13d-3(d)(1), consists of (i) 26,103,000 shares of Common Stock outstanding as of August 11, 2005 as reported in Empire Resorts, Inc.'s Quarterly Report on Form 10-Q for the period ended June 30, 2005 and (ii) 5,188,913 shares of Common Stock which are subject to the Option.

CUSIP No. 292052 10 7
--------------------------------------------------------------------------------

        1.   Name of Reporting Persons: Convention Hotels, Inc.

             I.R.S. Identification Nos. of above persons (entities only):
             13-4040188
--------------------------------------------------------------------------------

        2.   Check the Appropriate Box if a Member of a Group (See Instructions)

             (a) [ ]

             (b) [X]
--------------------------------------------------------------------------------

        3.   SEC Use Only
--------------------------------------------------------------------------------

        4.   Source of Funds: OO
--------------------------------------------------------------------------------

        5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

        6.   Citizenship or Place of Organization

             New York

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                    7.     Sole Voting Power: 0
                   -------------------------------------------------------------
Number of
Shares Bene-        8.     Shared Voting Power: 5,188,913 shares (1)
ficially by        -------------------------------------------------------------
Owned by Each
Reporting           9.     Sole Dispositive Power: 0
Person With        -------------------------------------------------------------

                    10.    Shared Dispositive Power: 5,188,913 shares (1)
--------------------------------------------------------------------------------

        11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
             5,188,913 shares (1)
--------------------------------------------------------------------------------

        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
--------------------------------------------------------------------------------

        13.  Percent of Class Represented by Amount in Row (11): 16.58% (2)
--------------------------------------------------------------------------------

        14.  Type of Reporting Person (See Instructions): CO, HC

        (1) Includes the option to purchase 5,188,913 shares of Common Stock at $7.50 per share ("Option") which was granted by Empire Resorts, Inc. to Concord Associates, L.P. pursuant to the terms and provisions of the Stock Option Agreement, dated November 12, 2004, by and between Empire Resorts, Inc. and Concord Associates, L.P., as amended by Amendment No. 1 to Option Agreement, dated as of March 3, 2005 by and between Empire Resorts, Inc. and Concord Associates, L.P.

        (2) Based upon a total of 31,291,913 shares of Common Stock which, pursuant to Rule 13d-3(d)(1), consists of (i) 26,103,000 shares of Common Stock outstanding as of August 11, 2005 as reported in Empire Resorts, Inc.'s Quarterly Report on Form 10-Q for the period ended June 30, 2005 and (ii) 5,188,913 shares of Common Stock which are subject to the Option.
--------------------------------------------------------------------------------

CUSIP No. 292052 10 7
--------------------------------------------------------------------------------

        1.   Name of Reporting Persons: Catskill Resort Group LLC

             I.R.S. Identification Nos. of above persons (entities only):
             13-4109858
--------------------------------------------------------------------------------

        2.   Check the Appropriate Box if a Member of a Group (See Instructions)

             (a) [ ]

             (b) [X]
--------------------------------------------------------------------------------

        3.   SEC Use Only
--------------------------------------------------------------------------------

        4.   Source of Funds: OO
--------------------------------------------------------------------------------

        5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

        6.   Citizenship or Place of Organization

             New York

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                     7.    Sole Voting Power: 0
                   -------------------------------------------------------------
Number of
Shares Bene-         8.    Shared Voting Power: 5,188,913 shares (1)
ficially by        -------------------------------------------------------------
Owned by Each
Reporting            9.    Sole Dispositive Power: 0
Person With        -------------------------------------------------------------

                     10.   Shared Dispositive Power: 5,188,913 shares (1)
--------------------------------------------------------------------------------

        11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
             5,188,913 shares (1)
--------------------------------------------------------------------------------

        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
--------------------------------------------------------------------------------

        13.  Percent of Class Represented by Amount in Row (11): 16.58% (2)
--------------------------------------------------------------------------------

        14.  Type of Reporting Person (See Instructions): OO, HC

        (1) Includes the option to purchase 5,188,913 shares of Common Stock at $7.50 per share ("Option") which was granted by Empire Resorts, Inc. to Concord Associates, L.P. pursuant to the terms and provisions of the Stock Option Agreement, dated November 12, 2004, by and between Empire Resorts, Inc. and Concord Associates, L.P., as amended by Amendment No. 1 to Option Agreement, dated as of March 3, 2005 by and between Empire Resorts, Inc. and Concord Associates, L.P.

        (2) Based upon a total of 31,291,913 shares of Common Stock which, pursuant to Rule 13d-3(d)(1), consists of (i) 26,103,000 shares of Common Stock outstanding as of August 11, 2005 as reported in Empire Resorts, Inc.'s Quarterly Report on Form 10-Q for the period ended June 30, 2005 and (ii) 5,188,913 shares of Common Stock which are subject to the Option.
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

         This statement on Schedule 13D relates to the common stock ("Common Stock"), par value $.01 per share, of Empire Resorts, Inc., a Delaware corporation ("Empire" or "Issuer"). The principal executive offices of Empire are located at Route 17B, P.O. Box 5013, Monticello, New York 12701. As reported in Empire's Form 10-Q for the quarter ended June 30, 2005, as of August 11, 2005 there were 26,103,000 shares of Common Stock outstanding.


Item 2.  Identity and Background

         This statement on Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (i) Concord Associates, L.P., a New York limited partnership ("Concord Associates"); (ii) Convention Hotels, Inc., a New York corporation ("Convention Hotels"); and (iii) Catskill Resort Group LLC, a New York limited liability company ("Catskill Resort Group"). Such filing persons may be deemed to be a "group" within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended.

         Set forth below is certain information relating to the Reporting
         Persons:

         (1) Concord Associates, L.P.

         Concord Associates is a New York limited partnership. The principal activity of Concord Associates is to hold ownership interests in real property. The principal business address of Concord Associates is c/o Cappelli Enterprises, Inc., 115 Stevens Avenue, Valhalla, NY 10595. The general partner of Concord Associates is Convention Hotels. The sole shareholder of Convention Hotels is Catskill Resort Group.

         (2) Convention Hotels, Inc.

         Convention Hotels is a New York corporation. The principal activity of Convention Hotels is to hold ownership interests in real property. The principal business address of Convention Hotels is c/o Cappelli Enterprises, Inc., 115 Stevens Avenue, Valhalla, NY 10595. The sole shareholder of Convention Hotels is Catskill Resort Group. The executive officers of Convention Hotels are: Louis R. Cappelli, President, and Bruce Berg, Vice President (Mr. Cappelli and Mr. Berg, together, referred to as the "Convention Hotels Officers").

         During the last five years, no Convention Hotels Officer has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and no Convention Hotels Officer has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any Convention Hotels Officer was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (3) Catskill Resort Group LLC

         Catskill Resort Group is a New York limited liability company. The principal activity of Catskill Resort Group is to hold ownership interests in real property. The principal business address of Catskill Resort Group is c/o Cappelli Enterprises, Inc., 115 Stevens Avenue, Valhalla, NY 10595. The managing members of Catskill Resort Group are Cappelli Resorts, LLC and Meville-Catskill, LLC, each of which holds a 50% membership interest in Catskill Resort Group.


Item 3.  Source and Amount of Funds or Other Consideration

         No funds have been expended by the Reporting Persons in connection with the Option (as defined in Item 4). Should Concord Associates choose to exercise the Option, working capital, borrowed money or other funds of Concord Associates or one of its affiliates will be used to acquire the shares of Common Stock.


Item 4.  Purpose of Transaction

         Empire, Empire Resorts Holdings, Inc. ("Newco"), Empire Resorts Sub, Inc., Concord Associates and Sullivan Resorts, LLC ("Sullivan Resorts") entered into an Agreement and Plan of Merger and Contribution, dated as of March 3, 2005 (the "Merger Agreement"). The Merger Agreement provides for the acquisition by Empire from Concord Associates and Sullivan Resorts of certain real estate assets, including the sites of Concord and Grossinger's resorts, which are located in the Catskill Mountain region of New York. Prior to the acquisition of the real estate assets, Empire will be reorganized into a holding company structure with Newco being the publicly traded holding company. Immediately thereafter, Empire will acquire the real estate assets in exchange for the issuance by Newco to Concord Associates and Sullivan Resorts of an aggregate of 18,000,000 common shares of Newco representing in the aggregate approximately 40% of the total number of issued and outstanding common shares of Empire after the closing, on fully diluted basis. The consummation of the Merger Agreement is subject to certain terms and conditions and there is no assurance that the Merger Agreement will be consummated.

          In connection with the Merger Agreement, Empire granted Concord Associates the option to purchase 5,188,913 shares of Common Stock at a price of $7.50 per share ("Option") pursuant to the terms and provisions of the Stock Option Agreement, dated November 12, 2004, by and between Empire and Concord Associates, as amended by Amendment No. 1 to Option Agreement, dated as of March 3, 2005 by and between Empire and Concord Associates ("Option Agreement"). The Option is exercisable by Concord Associates if the Merger Agreement is terminated under certain circumstances. One of the occurrences which would make the Option exercisable is the failure of Empire for any reason to submit the transactions contemplated by the Merger Agreement to its shareholders for their approval by August 20, 2005 (other than as a result of delays in the SEC review process). To the knowledge of the Reporting Persons, Empire has failed to submit the transactions contemplated by the Merger Agreement to its shareholders for their approval by August 20, 2005.

         In connection with the Merger Agreement, certain shareholders of Empire holding approximately 40% in the aggregate of its Common Stock covenanted and agreed pursuant to separate Voting Agreements, dated as of November 12, 2004, by and among each Stockholder, Concord Associates and Sullivan Resorts, as amended by separate Amendments No. 1 to Voting Agreement, dated as of March 3, 2005, by and among each Stockholder, Concord Associates and Sullivan Resorts (the "Voting Agreements") to (i) vote their shares in favor of the transactions contemplated in the Merger Agreement at a stockholders meeting convened to vote on the adoption of the Merger Agreement, and (ii) vote their shares against any acquisition proposal and any alternative transaction involving the acquisition by Empire of hotel, gaming, or resort properties in the Catskills at any applicable stockholders meeting. In addition, such Voting Agreements provide certain restrictions on the right of each such shareholder to sell or otherwise dispose of their shares, including any shares over which such shareholder directly or indirectly (and whether as record owner, trustee or otherwise) holds voting power.

         The Reporting Persons have not made any decision with regard to the exercise of their right to terminate the Merger Agreement and reserve all rights with regard to such termination and the exercise of the Option. The Reporting Persons intend continuously to review their rights and options and will take such actions in the future as they may deem appropriate in light of the circumstances existing from time to time, which may include one or more of the actions specified in paragraphs (a) through (j) of Item 4 of this Schedule.

         Other than as set forth in the Merger Agreement, the Option Agreement and the Voting Agreements, the Reporting Persons have no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)      Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a) As of the date hereof, the Reporting Persons have the following interest in the securities of Empire:

         Concord Associates holds the Option. As a result, Concord Associates may be deemed to own an aggregate of 16.58% of Empire's Common Stock (which is calculated based upon a total of 31,291,913 shares of Common Stock which, pursuant to Rule 13d-3(d)(1), consists of (i) 26,103,000 shares of Common Stock outstanding as of August 11, 2005 as reported in Empire's Quarterly Report on Form 10-Q for the period ended June 30, 2005 and (ii) 5,188,913 shares of Common Stock which are subject to the Option.

         In connection with the Merger Agreement, certain shareholders of Empire have entered into Voting Agreements (for a more detailed description of these agreements see Item 4).

(b) The Reporting Persons have the shared power to dispose or direct the disposition of 5,188,913 shares of Common Stock which are subject to the Option.

(c) There have been no purchases or sales of Empire's Common Stock by the Reporting Persons, or other persons identified in Item 2(a) above, within the last sixty (60) days.

(d) Except as set forth herein, no person other than each respective owner referred to herein of Empire's Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Common Stock.

(e)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

1. Agreement and Plan of Merger and Contribution, dated as of March 3, 2005, by and among, Empire Resorts, Inc., Empire Resorts Holdings, Inc., Empire Resorts Sub, Inc., Concord Associates, L.P. and Sullivan Resorts, LLC (For a more detailed description of this agreement see Item 4).

2. Stock Option Agreement, dated November 12, 2004, by and between Empire Resorts, Inc. and Concord Associates, L.P. (For a more detailed description of this agreement see Item 4).

3. Voting Agreement by and between Concord Associates, L.P. and Stockholder (For a more detailed description of these agreements see Item 4).

4. Amendment No. 1 to Option Agreement, dated as of March 3, 2005, by and between Empire Resorts, Inc. and Concord Associates, L.P. (For a more detailed description of this agreement see Item 4).

5. Amendment No. 1 to Voting Agreement, dated as of March 3, 2005, by and among Stockholder, Concord Associates, L.P. and Sullivan Resorts, LLC (For a more detailed description of these agreements see Item 4).

Item 7.  Material to Be Filed as Exhibits

Exhibit 1. Agreement and Plan of Merger and Contribution, dated as of March 3, 2005, by and among, Empire Resorts, Inc., Empire Resorts Holdings, Inc., Empire Resorts Sub, Inc., Concord Associates, L.P. and Sullivan Resorts, LLC, incorporated by reference to Exhibit 2.1 to Empire's Form 8-K filed with the SEC on March 8, 2005.

Exhibit 2. Stock Option Agreement, dated November 12, 2004, by and between Empire Resorts, Inc. and Concord Associates, L.P., incorporated by reference to
Exhibit 10.1 to Empire's Form 8-K filed with the SEC on November 18, 2004.

Exhibit 3. Form of Voting Agreement, dated as November 12, 2004, by and among Stockholder, Concord Associates, L.P. and Sullivan Resorts, LLC, incorporated by reference to Exhibit 10.2 to Empire's Form 8-K filed with the SEC on November 18, 2004.

Exhibit 4. Amendment No. 1 to Option Agreement, dated as of March 3, 2005, by and between Empire Resorts, Inc. and Concord Associates, L.P., incorporated by reference to Exhibit 10.1 to Empire's Form 8-K filed with the SEC on March 8, 2005.

Exhibit 5. Form of Amendment No. 1 to Voting Agreement, dated as of March 3, 2005, by and among Stockholder, Concord Associates, L.P. and Sullivan Resorts, LLC, incorporated by reference to Exhibit 10.2 to Empire's Form 8-K filed with the SEC on March 8, 2005.

Exhibit 6. Joint Filing Agreement Pursuant to Rule 13d-1(k)(1), dated August 29, 2005, by and among Concord Associates, L.P., Convention Hotels, Inc. and Catskill Resort Group LLC.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 29, 2005
                                 CONCORD ASSOCIATES, L.P.

                                 By: Convention Hotels, Inc., as General Partner


                                 By: /s/ LOUIS R. CAPPELLI
                                     ----------------------------------------
                                     Louis R. Cappelli, President

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 29, 2005
                                          CONVENTION HOTELS, INC.


                                          By: /s/ LOUIS R. CAPPELLI
                                              ---------------------------------
                                              Louis R. Cappelli, President

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 29, 2005
                                  CATSKILL RESORT GROUP, LLC

                                  By: Cappelli Resorts, LLC, as Managing Member


                                  By: /s/ LOUIS R. CAPPELLI
                                      ------------------------------------------
                                      Louis R. Cappelli, President

               JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or
Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated:  August 29, 2005


                               CONCORD ASSOCIATES, L.P.

                                 By: Convention Hotels, Inc., as General Partner


                                    By: /s/ LOUIS R. CAPPELLI
                                        ----------------------------------------
                                        Louis R. Cappelli, President


                               CONVENTION HOTELS, INC.


                                  By: /s/ LOUIS R. CAPPELLI
                                      ------------------------------------------
                                      Louis R. Cappelli, President


                               CATSKILL RESORT GROUP LLC

                                 By: Cappelli Resorts, LLC, as Managing Member


                                    By: /s/ LOUIS R. CAPPELLI
                                        ----------------------------------------
                                        Louis R. Cappelli, President